

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Yusuke Shono
Chief Executive Officer and Director
Warrantee Inc.
1103, Kitahama Craft
2-4-1 Doshomachi, Chuo-ku
Osaka City, Osaka 541-0045, Japan

> **Re: Warrantee Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 001-41433**

Dear Yusuke Shono:

We issued comments to you on the above captioned filing and your Forms 6-K on February 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 24, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services